Crexus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

July 21, 2011

VIA EDGAR

Mr. Daniel L. Gordan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crexus Investment Corp. Form 10-K for the fiscal year ended December 31, 2010 Filed on February 25, 2011 Form 10-Q for the quarter ended March 31, 2011 Filed on May 9, 2011 File No. 001-34451

Dear Mr. Gordan:

On behalf of Crexus Investment Corp. (“we” or the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated July 8, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and the Company’s Form 10-Q for the quarter ended March 31, 2011.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Management Agreement, page 7

1.
We note that you are obligated to reimburse your manager for its costs incurred under the management agreement but that the manager has currently waived its right to request reimbursement. To the extent you reimburse the manager for such costs in the future, please disclose the amounts reimbursed in future Exchange Act periodic reports.

Response

The Company will disclose in future filings the amounts it reimburses its manager if the Company reimburses the manager for such costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Impacting Our Operating Results, page 51

2.
In future Exchange Act periodic reports, please expand your discussion of your portfolio credit risk to describe how management assesses the relative credit risk of the portfolio from period to period, including any internal risk ratings, LTV metrics, watch lists or similar measures it uses. We may have further comment.

Response

In future filings, the Company will expand its discussion on how the Company assesses credit risk reviewing metrics such as net operating income, debt service coverage ratios and rent rolls.  The Company will discuss how these metrics affect its internal risk reviews of the portfolio.   Set forth below is a sample of the proposed disclosure:

Credit Risk. The Company may be exposed to various levels of credit risk depending on the nature of its investments and the nature and level of the assets underlying the investments and credit enhancements, if any, supporting its assets. FIDAC and FIDAC’s Investment Committee approve and monitor credit risk and other risks associated with each investment. The Company reviews loan to value metrics upon either the origination or the acquisition of a new investment but generally not in the course of quarterly surveillance. The Company generally reviews the most recent financial information produced by the borrower, net operating income (NOI), debt service coverage ratios (DSCR), property debt yields (net cash flow or NOI divided by the amount of outstanding indebtedness), loan per unit and rent rolls relating to each of its assets, and may consider other factors it deems important. The Company reviews market pricing to determine the refinance ability of the asset.  The Company reviews economic trends, both macro as well as those directly affecting the property, and the supply and demand of competing projects in the sub-market in which the subject property is located. The Company also evaluates the borrower’s ability to manage and operate the properties.

Based on upon the review, loans are assigned an internal rating of Performing Loans, Watch List Loans or Workout Loans.   Loans that are deemed Performing Loans meet all present contractual obligations.  Watch List Loans are defined as performing loans but whose timing and/or recovery of investment may be under review.  Workout Loans are defined as those either not performing or the Company does not expect to recover its cost basis.

Investment Activities, page 57

3.	Please advise us whether your average cost of funds reflects the impact of swaps for the covered periods. If so, please clarify this in future Exchange Act periodic reports.

Response

The Company has not entered into any swap contracts.  In future filings, where no swap contracts have been entered into the Company will remove language pertaining to swaps.  To the extent that the Company enters into any swap contracts in the future, the Company will specify whether the cost of funds reflects the impact of swaps for the covered periods.

Commercial Mortgage Loans, page 59

4.
In future Exchange Act periodic reports please expand this section to include disclosure related to the credit quality of your commercial mortgage loan assets including internal or external credit ratings and the percentage of your loans which are currently considered non-performing. Also please disclose your loan-to-value ratio for your commercial mortgage loan portfolio and whether the loans have first liens or subordinated liens.

Response

There are no external credit ratings relating to the Company’s loans.  The Company reviews LTV metrics upon either the origination or the acquisition of a new investment but generally not in the course of quarterly surveillance, and therefore does not expect to disclose LTV ratios.  In future filings, the Company will disclose the percentage of performing and non-performing loans.  The table below will be included to illustrate the Company’s internal risk ratings and the proportion of first mortgage, subordinated notes and mezzanine loans:

June 30, 2010

	Outstanding	Percentage	Internal Ratings
	principal	of Loan	Performing	Watchlist	Workout
Investment type	(dollars in thousands)	Portfolio	Loans	Loans	Loans
First mortgages
Subordinated notes
Mezzanine loans

Liquidity and Capital Resources, page 65

5.
Please tell us whether you are currently subject to any margin call provisions in your borrowing arrangements, and to the extent that you are, in future Exchange Act periodic reports, please provide a brief description of the margin call provisions, including the percentage asset decline that could cause a margin call.

Response

The Company was not subject to margin call provisions during the periods covered by its filings.  During these periods, the Company financed its assets under the Term Asset-Back Security Loan Facility (TALF).  The financing under the TALF program was non-recourse financing.

Repurchase agreements that are collateralized by mortgage-backed securities are subject to two types of margin calls. First, there are monthly margin calls that are triggered as principal payments and pre-payments are received and in fact, without any move in the asset price of a mortgage-backed security, the holder of the security would expect to receive a margin call from its repurchase counterparty monthly simply due to the release of updated factors from the trustees.  Monthly principal payments and pre-payments are not known in advance.  Second, there are margin calls that are issued or margin that is returned as a result of normal daily increases or decreases in asset values. Each counterparty may calculate or manage these margin calls differently. Counterparties to repurchase agreements negotiate a ‘haircut’ at the time of the transaction to provide them with cushion for daily market value movements that prevents the need for a margin call to be issued or margin to be returned if normal daily increases or decreases in asset values are below certain allowable exposures, and these levels differ by counterparty.  In addition, when financing assets using standard Master Repurchase Agreements, the counterparty to the agreement typically nets its exposure to the Company on all outstanding repurchase agreements and issues margin calls if movement of the asset values in aggregate exceeds their allowable exposure to the Company.  As such, any decline in asset values could create a margin call, or may create no margin call depending on the Company’s exposure to the individual counterparty and that counterparty’s specific policy.  It is difficult to quantify how a meaningful measure of movement in asset prices would produce a margin call as each individual repurchase agreement has a negotiated haircut, and has specified collateral that secures the repurchase agreement whose asset value may or may not move in tandem with the broader mortgage-backed security market.  In addition counterparties consider a number of factors, including their aggregate exposure to the Company as a whole and the number of days remaining before the repurchase transaction closes prior to issuing a margin call.

Notes to Consolidated Financial Statements

6.	We note your disclosure on page 74 that the interest rate sensitivity analysis includes the effect of the interest rate swaps. Please tell us how you considered the disclosure requirements of ASC 815.

Response

The Company has not entered into any swap contracts.  In future filings, where no swap contracts have been entered into the Company will remove language pertaining to swaps.  To the extent that the Company enters into any swap contracts in the future, the Company will specify whether, as required by ASC 815,  the cost of funds reflects the impact of swaps for the covered periods.

Note 4. Fair Value Measurements, page F-13

7.
We note your disclosure on page F-14 that you will record securitized debt for certificates or notes sold in securitization or re-securitization transactions treated as “financings.” Please tell us whether or not you have accounted for any these transactions as sales. If you have, please clarify the terms of these agreements and why that accounting was deemed appropriate.

Response

The Company has not securitized any notes or entered into any re-securitizations.   However, such transactions may be a part of the Company’s future operations.  In future filings, the Company will remove language pertaining to securitizations or re-securitizations until such time as the Company has entered into such transactions.

Form 10-Q For The Quarter ended March 31, 2011

Note 5. Agency Mortgage Backed Securities, Available-for-Sale, page 11

8.
We note your disclosure in the first paragraph of page 34 that you also finance the acquisition of Agency RMBS using repurchase agreements with counterparties, which are recourse. Please clarify to us whether the “accounts payable for investments” reflected in your balance sheet represents repurchase agreements and explain the terms of these transactions.

Response

At the time of the filing the Company had not used any repurchase agreements to purchase the acquisition of Agency RMBS.  The “accounts payable for investments” is for the recording the principal of securities that have been purchased but have not yet settled.  However, in future filings the Company will have a separate line item for any financing through repurchase agreements with counterparties.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated July 8, 2011 to my attention at dwickey@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Daniel Wickey

Daniel Wickey
Chief Financial Officer

cc:	R. Nicholas Singh, Esq. Fixed Income Discount Advisory Company